Mr. Larry Spirgel
Mr. Michael Henderson
Mr. Terry French
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0308
November 26, 2010

Re:	Telefónica, S.A. Form 20-F for the fiscal year ended December 31, 2009 Filed March 26, 2010 File No. 1-09531
Dear Messrs. Spirgel, Henderson and French:
Thank you for your letter dated October 21, 2010, setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “SEC” or “Commission”) to the annual report on Form 20-F for the year ended December 31, 2009 (the “2009 Form 20-F”) of Telefónica, S.A. (“Telefónica”, also referred to in this letter as the “company” and “we”), which was filed with the Commission on March 26, 2010.
We appreciate your understanding in affording us the time necessary to prepare our responses, which we set forth in Annex A hereto. To facilitate the Staff’s review, we have reproduced the captions and numbered comments from the Staff’s comment letter in boldface text.
We would like to express our appreciation for your cooperation in these matters, and we are available to discuss any of our responses with you at your convenience. In that connection, please do not hesitate to contact the undersigned in Madrid at 011-34-91-482-8502 or fax: 011-34-91-727-1407; or our counsel, Michael J. Willisch of Davis Polk & Wardwell LLP, at 011-34-91-768-9610 or fax: 011-34-91-768-9710.

Very truly yours,
/s/ Santiago Fernández Valbuena
Santiago Fernández Valbuena
Chief Strategy Officer Telefónica, S.A.

ANNEX A
Response to Comments Raised by the Staff
in the Letter Dated October 21, 2010
Form: 20-F for the year ended December 31, 2009
(2) Basis of Presentation of the Consolidated Financial Statements
c) Share exchange between Telefónica, S.A. and China Unicom Limited, and signing of strategic alliance agreement, page F-10
1.
We note your response to comment one in our letter dated September 2, 2010. Please provide us with the details of the contingent conditions that existed on September 6, 2009 that precluded accounting for the agreement on that date and tell us how and when those contingencies were satisfied or removed.

As mentioned in our response to comment 1 of the Staff’s letter dated September 2, 2010, the completion of the share exchange transaction provided for in the Subscription Agreement dated September 6, 2009 with China Unicom (the “Subscription Agreement”) was contingent on the fulfilment of certain conditions by both parties. These conditions are described below.
The completion of the subscription by Telefónica of the 693,912,264 shares to be issued by China Unicom was conditional on the following conditions being fulfilled or, if applicable, waived by Telefónica:
(i)
the listing of, and permission to deal in, all the new shares issued by China Unicom having been granted by the Listing Committee of the Hong Kong Stock Exchange, and such listing and permission not subsequently being revoked prior to completion;

(ii)	the warranties given by China Unicom in the Subscription Agreement being true and accurate as at the date of the Subscription Agreement and remaining so as at the date of completion;

(iii)
there not having been any material adverse change (as defined in the Subscription Agreement) in respect of China Unicom or its group of companies, and China Unicom having operated its business and the group’s business in the ordinary course of business, since the most recent published accounts of China Unicom; and

(iv)
all of the conditions to China Unicom’s acquisition of shares in Telefónica under the Subscription Agreement having been satisfied, or waived (other than the condition set out in paragraph 3.1.1 of the Subscription Agreement) by China Unicom, as the case may be.

At the same time, the conditions to China Unicom’s acquisition of shares in Telefónica referred to in paragraph (iv) above were the following:
(i)
the Telefónica Board having passed a resolution either to increase Telefónica’s capital and to issue the necessary Telefónica shares (referred to as “Alternative A” in the Subscription Agreement) or to contribute in kind the Telefónica shares to China Unicom in exchange for the China Unicom shares (referred to as “Alternative B” in the Subscription Agreement);

(ii)	the warranties given by Telefónica in the Subscription Agreement being true and accurate as at the date of the Subscription Agreement and remaining so as at the date of completion;

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(iii)
there not having been any material adverse change (as defined in the Subscription Agreement) in respect of Telefónica or the Telefónica Group, and Telefónica having operated its business and the Telefónica Group’s business in the ordinary course of business, since the most recent published accounts of Telefónica; and

(iv)	all of the conditions to Telefónica’s acquisition of shares in China Unicom having been satisfied, or waived by Telefónica, as the case may be.
According to the Subscription Agreement, if the conditions were not fulfilled or waived by the relevant party, as the case may be, on or before November 7, 2009, the Subscription Agreement would be automatically terminated. This time limit was subsequently amended to October 23, 2009.
These conditions were satisfied or removed as follows:
(i)	The listing approval of the new shares to be issued by China Unicom was granted to China Unicom on September 15, 2009.

(ii)	A written confirmation certifying that all China Unicom’s warranties were true and accurate in all respects was provided on the closing date.

(iii)
The condition relating to the absence of a material adverse change in respect of both parties and the obligation to operate their respective businesses in the ordinary course was removed on the closing date, as neither party alleged that such an event had occurred.

(iv)
Telefónica’s decision to elect Alternative B, that is, to contribute in kind the Telefónica shares to China Unicom in exchange for the China Unicom shares was communicated to China Unicom on September 24, 2009. This decision was subsequently ratified by Telefónica’s Board of Directors in the meeting held on September 30, 2009.

(v)	A written confirmation certifying that all of Telefónica’s warranties were true and accurate in all respects was provided at completion.
On this basis, the closing of the transaction occurred on October 21, 2009.
2.
We note that the number of shares to be exchanged was fixed based on the USD. It continues to be unclear whether or not the value exchanged was fixed since it appears to be subject to the variability of foreign currencies as well as the China Unicom’s stock price. Tell us how you considered the impact of foreign currency rates and the China Unicom stock price in your determination of how to account for this transaction under IAS 32 and IAS 39.

As described above, we entered into the Subscription Agreement with China Unicom on September 6, 2009. Under the Agreement, Telefónica had the option of electing between increasing Telefónica’s capital and issuing 40,730,735 Telefónica shares (referred to as “Alternative A” in the Subscription Agreement), or contributing in kind the 40,730,735 Telefónica shares to China Unicom in exchange for the 693,912,264 China Unicom shares (referred to as “Alternative B” in the Subscription Agreement). In both cases, the number of shares to be delivered by both parties was fixed and was not subject to any changes after the signing of the Subscription Agreement (other than for certain corporate transactions, such as stock splits). Telefónica elected Alternative B and contributed the relevant Telefónica shares at the closing of the transaction.

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IAS 28, par. 20 states that “the concepts underlying the procedures used in accounting for the acquisition of a subsidiary are also adopted in accounting for the acquisition of an investment in an associate” (emphasis added). In addition IAS 39 included as a scope exception in par. IAS 39, par. 2(g) 1 any contract for the acquisition of a business at a future date. On the basis of these cross references in the standards, we believe that a contract between an acquirer and a vendor in an investment to be accounted for as an associate is also excluded from the scope of IAS 39.
Although the number of shares to be exchanged was fixed, its corresponding value was subject to the variability in China Unicom’s and Telefónica’s share prices, as well as changes in exchange rates. However, since the transaction consisted of the purchase of a non-controlling interest in an associated company through a share exchange, we did not account for this transaction under IAS 32 and 39 and therefore we did not consider the impact of foreign currency rates and/or variations in China Unicom’s and Telefónica’s share prices between the signing and closing dates. The transaction was, however, contingent upon the fulfilment of certain conditions, as described above in our response to comment 1. When these conditions were met and the shares were exchanged, we recognised this transaction as an investment in an associate, under IAS 28.
Prior to this transaction, Telefónica held a 5.38% ownership interest in China Unicom, which was considered as an available for sale financial asset. After this transaction, our investment in China Unicom was considered as an investment in an associate. Therefore we applied IAS 28 Investments in Associates to this acquisition and, accordingly, the investment was initially measured at cost. However there is no indication in the standard as to what is meant by cost in this context. Given this, we then considered IAS 8, which requires that in the absence of specific guidance an issuer should refer to the requirements and guidance in other IFRS dealing with similar and related issues. IAS 28 (the version effective for fiscal year 2009) includes an explicit reference to IFRS 3. Given this, we considered that the requirements of IFRS 3 would be the most appropriate point of reference in determining the cost.
Accordingly, the cost was determined as the aggregate fair value at the date of exchange of the assets given, liabilities incurred or assumed and equity instruments issued by the acquirer plus any costs directly attributable to the transaction. In practice, the cost of the China Unicom shares was determined as the exchange-date fair value of the equity instruments delivered (the Telefónica shares) plus any related transaction costs.
The company believes that this accounting treatment complies with IFRSs, which has been reviewed with our accounting firm.
We supplementally advise the Staff that had we considered that this transaction involved a derivative instrument from the date of the Subscription Agreement, and taking into consideration Telefónica’s election, we estimate that the amounts involved would have been the following:
•	At September 6, 2009, a derivative liability would have amounted to €35 million.

•	At September 30, 2009 the derivative liability would have amounted to €96 million.

•	At October 21, 2009 the derivative liability would have amounted to €109 million.

[1]	“contracts between an acquirer and a vendor in a business combination to buy or sell an acquiree at a future date.”

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